Exhibit 99.1
Wi-LAN Inc.

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102
Annual and Special Meeting of Shareholders – April 27, 2011

1.	Election of Directors

By a vote conducted by show of hands, the following persons were elected, as a group, as Directors of Wi-LAN Inc. (the “Corporation”) until the next Annual Meeting of the Corporation’s shareholders or until any such person’s successor is duly elected or appointed:

Name of Nominee:
Robert Bramson
Michel Tewfik Fattouche
John Kendall Gillberry
William Keith Jenkins
W. Paul McCarten
Jim Roche
Richard J. Shorkey
James Douglas Skippen

2.	Appointment of Auditors

By a vote conducted by show of hands, PricewaterhouseCoopers LLP were appointed as Auditors of the Corporation for the ensuing year, to hold office until the next Annual Meeting of the Corporation’s shareholders, at a remuneration to be fixed by the Directors of the Corporation.

3.	Approval of New Shareholder Rights Plan

By a vote conducted by show of hands, an ordinary resolution in the form set out at Exhibit “A” to the Corporation’s March 18, 2011 Management Information Circular (the “Circular”) was passed confirming and approving the new shareholder rights plan of the Corporation and the April 27, 2011 shareholder rights plan agreement between the Corporation and Computershare Investor Services Inc.

Wi-LAN Inc.

Prashant R. Watchmaker
Corporate Secretary &
Assistant General Counsel